Exhibit 15.1

Letter of Ernst & Young LLP Regarding Unaudited Information

November 10, 2011

Board of Directors and Stockholders

Unum Group

We are aware of the incorporation by reference in the Registration Statement (Form S-3) and related Prospectus of Unum Group for the registration of senior debt securities, subordinated debt securities, preferred stock, depositary shares, common stock, warrants, stock purchase contracts, units , and preferred securities of our reports dated May 4, 2011, August 3, 2011 and November 2, 2011 relating to the unaudited consolidated interim financial statements of Unum Group that are included in its Forms 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011.

/s/ ERNST & YOUNG LLP